Exhibit 99.1
Media Release
PWC appointed receiver of Hemosol Corp.
TORONTO, Ontario (December 6, 2005) — Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that PricewaterhouseCoopers Inc. (the “Receiver”) was appointed interim receiver of the assets of Hemosol and its affiliate Hemosol LP pursuant to an order of Mr. Justice Campbell of the Ontario Superior Court of Justice (Commercial List) made December 5, 2005 (the “Order”).
Pursuant to the terms of the Order, the Receiver is mandated to market the assets and the business of Hemosol and Hemosol LP. In doing so, the Receiver will retain the services of an investment banker on or before December 9, 2005 as well as the services of a real estate agent no later than December 23, with a view to listing for sale the real property owned by Hemosol LP no later than January 6, 2005. The listing of the real property will run concurrently with the Receiver’s marketing of Hemosol’s business as a whole. The Receiver will also distribute information packages relating to the business and the assets to potential investors or purchasers during the months of December and January. The Order requires that binding expressions of interest must be received by no later than February 3, 2006. Pursuant to the Order, the Receiver was also authorized to enter into an interim financing for up to $2 million.
At this time there is no certainty as to the outcome of the marketing and sales process. Accordingly, it is unclear whether or not there will be any value for holders of Hemosol’s shares at the conclusion of the marketing and sales process.
About Hemosol
Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics.
For more information visit Hemosol’s website at www.hemosol.com. Information in respect of the receivership is available at www.pwc.com/brs-hemosol
Certain statements concerning Hemosol’s future prospects are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol’s continued viability as a going concern; the risk that Hemosol may not become profitable; the Receiver’s ability to complete a transaction pursuant to the terms of the Order; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.